SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No.1)*

                                  VIATEL, INC.
                    -------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    925529208
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                    ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [X ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 2 of 11 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                S-C V-TEL INVESTMENTS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,698,270
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   1,698,270
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,698,270

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.33%

12       Type of Reporting Person*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 3 of 11 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,698,270
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   1,698,270
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,698,270

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                          [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.33%

12       Type of Reporting Person*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 4 of 11 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  1,698,270
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,698,270

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,698,270

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.33%

12       Type of Reporting Person*

         IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 5 of 11 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  1,698,270
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,698,270

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,698,270

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.33%

12       Type of Reporting Person*

         IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages


Item 1(a)         Name of Issuer:

                  Viatel, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  800 Third Avenue, New York, NY 10022.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       S-C V-Tel Investments, L.P. ("S-C V-Tel");

                  ii)      S-C Rig Co.;

                  iii)     Dr. Purnendu Chatterjee ("Dr. Chatterjee"); and

                  iv)      Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the account of S-C V-Tel. S-C V-Tel is a Delaware limited partnership of which S-C Rig Co. is the sole general partner. Dr. Chatterjee is the sole shareholder of S-C Rig Co. Mr. Soros may be deemed to have voting and dispositive power over certain Shares previously reported by Dr. Chatterjee. This is an initial statement with respect to Mr. Soros, filed pursuant to Rule 13d-1(c) and an amendment for the remaining Reporting Persons, filed pursuant to Rule 13d-2(b).

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of S-C V-Tel, S-C Rig Co. and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, New York 10106. The address of the principal business office of Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)         Citizenship:

                  i) S-C V-Tel is a limited partnership formed under the laws of the State of Delaware;

                  ii) S-C Rig Co. is a corporation formed under the laws of the State of Delaware;

                  iii) Dr. Chatterjee is a citizen of the United States; and

                  iv)  Mr.  Soros  is a  citizen  of  the  United
States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares")

                                                              Page 7 of 11 Pages

Item 2(e)         CUSIP Number:

                  925529208

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1998,  each of the Reporting
                  Persons may be deemed the beneficial owner of the following number of Shares:

                  i) S-C V-Tel may be deemed to be the beneficial owner of 1,698,270 Shares held for its account.

                  ii) Each of S-C Rig Co., Dr. Chatterjee and Mr. Soros may be deemed to be the beneficial owner of 1,698,270 Shares held for the account of S-C V-Tel.

Item 4(b)         Percent of Class:

                  The number of Shares which may be deemed to be beneficially owned by each of the Reporting Persons constitutes approximately 7.33% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person had:

S-C V-Tel and S-C Rig Co.
-------------------------

     (i)   Sole power to vote or to direct the vote:                   1,698,270

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,698,270

     (iv)  Shared power to dispose or to direct the disposition of:            0

Dr. Chatterjee and Mr. Soros
----------------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,698,270

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,698,270

                                                              Page 8 of 11 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 11, 1999            S-C V-TEL INVESTMENTS, L.P.

                                   By:      S-C Rig Co.
                                            General Partner


                                   By:       /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                   S-C RIG CO.


                                   By:       /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                   PURNENDU CHATTERJEE


                                   By:       /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                   GEORGE SOROS


                                   By:       /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 10 of 11 Pages



                                  EXHIBIT INDEX


                                                                            Page
                                                                            ----

B.        Joint Filing  Agreement dated as of January 11, 1999 between each of S-C V-Tel Investments L.P, S-C Rig Co., Dr. Purnendu
          Chatterjee and Mr. George Soros. . . . . . . . . .  . . . .         11